[Best Buy Logo]

Mr. Robert Burnett	January 10, 2005
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                               Best Buy Co., Inc.

Item 4.01 Form 8-K, filed December 30, 2004

File No. 1-9595

Dear Mr. Burnett:

We received your comment letter dated January 6, 2005 regarding our Current Report on Form 8-K, filed December 30, 2004 (Form 8-K).  As indicated in the Form 8-K, Ernst & Young LLP (E&Y) will be dismissed as our independent auditor effective at the conclusion of the audit for our current fiscal year ending February 26, 2005.  The conclusion date of E&Y’s audit is not known at this time.  Within four business days after such date, we will amend the Form 8-K to disclose the date E&Y ceased being our principal accountant, to reiterate that there were no disagreements through December 29, 2004, and to state that there were still no disagreements through the last date of E&Y’s engagement, if true.  We will also request a letter from E&Y confirming that they agree with the disclosure contained in the amendment and, if received as we would expect, will include such letter as an exhibit to the amendment.

We hereby acknowledge our responsibility for the adequacy and accuracy of the disclosures in the Form 8-K, including any amendments thereto.  We further acknowledge that comments to the Form 8-K, including to any amendments thereto, provided by the U.S. Securities and Exchange Commission (Commission), or our changes to disclosure therein in response to Commission comments, do not foreclose the Commission from taking any action with respect to the Form 8-K, and we may not assert the Commission’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your responsiveness and attention to these matters.  We will contact you on Tuesday, January 11, 2005, to confirm your receipt of this letter and to determine whether you have any further comments.

Yours very truly,

BEST BUY CO., INC.

/s/ Bruce H. Besanko

Bruce H. Besanko

Vice President — Finance

Best Buy Corporate Campus • 7601 Penn Avenue South Richfield, MN, USA 55423-3645 • (612) 291-1000 • NYSE symbol: BBY